FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(   ) Check box if no longer subject to section 16. Form 4 or
Form 5 obligations may continue.  See instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(1) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Michael A. Chowdry
     538 Common Drive
     Golden CO 80401

2.   Issuer Name and Ticker or Trading Symbol

     Atlas Air, Inc. (CGO)

3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)

4.   Statement for Month/Year
     September 2000

5.   If amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     ( X ) Director
     ( X ) 10% Owner
     ( X ) Officer (give title below)
           Chairman, CEO and President
     (   ) Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     ( X ) Form filed by One Reporting Person
     (   ) Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.   Title of Security (Instr. 3)
     a)   Common Stock
     b)   Common Stock
     c)   Common Stock

2.   Transaction Date (Month/Day/Year)
     a)
     b)   9/19/00
     c)

3.   Transaction Code (Instr. 8)
     a)
     b)   S
     c)

4.   Securities Acquired (A) or Disposed of (D)(Instr.3,4 and 5)
          Amount         (A) or (D)          Price
     a)
     b)   1,400,000           D              42.50
     c)

5.   Amount of Securities Beneficially Owned at End of Month
      (Instr. 3 and 4)
     a)   8,870,902(1)(2)
     b)   7,071,501
     c)   1,755,000

6.   Ownership Form: Direct (D) or Indirect (I) (Instr.4)
     a)   D
     b)   I
     c)   I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     a)
     b)   Held by Chowdry Limited Partnership(3)
     c)   Held by Chowdry, Inc.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than one reporting, see
Instruction 4(b)(v)

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr.3)
     a)   Employee Stock Option (right to buy)
     b)   Employee Stock Option (right to buy)
     c)   Employee Stock Option (right to buy)
     d)   Employee Stock Option (right to buy)
     e)   Employee Stock Option (right to buy)

2.   Conversion or Exercise Price of Derivative Security
     a)   17.3333
     b)   16.3133
     c)   24.1067
     d)   26.94
     e)   34.00

3.   Transaction Date (Month/Day/Year)
     a)
     b)
     c)
     d)
     e)   6/21/00

4.   Transaction Code (Instr 8)
     a)
     b)
     c)
     d)
     e)   A    V

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) (Instr 3, 4, and 5)
     a)
     b)
     c)
     d)
     e)   56,250

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable         Expiration Date
     a)   4/10/97             4/10/02
     b)   2/10/99             2/10/08
     c)   4/16/03             4/16/08
     d)   6/09/99(4)          6/09/09
     e)   6/21/01(5)          6/21/10

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title               Amount or Number of Shares
     a)   Common Stock        53,440
     b)   Common Stock        56,250
     c)   Common Stock        281,250
     d)   Common Stock        56,250
     e)   Common Stock        56,250

8.   Price of Derivative Security (Instr.5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4)
     a)   53,440
     b)   56,250
     c)   281,250
     d)   56,250
     e)   56,250

10.  Ownership of Derivative Security: Direct(D) or Indirect(I)
     (Instr. 4)
     a)   D
     b)   D
     c)   D
     d)   D
     e)   D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:
(1) Does not include 292,500 shares of Atlas Air, Inc. common stock held by the Chowdry Family Foundation, a non-profit corporation, as to which the reporting person disclaims beneficial ownership for purposes of Section 16 or for any other purpose.
(2) Of these shares, 11,902 shares are restricted stock subject to vesting requirements. Of the restricted stock, 6,204 shares vest on December 31, 2000, and 5,698 shares vest on December 31, 2001.
(3) The reporting person disclaims beneficial ownership of all shares held by Chowdry Limited Partnership, and this report should not be deemed to be an admission that the reporting person is a beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(4)  This option vests in four equal installments, beginning June
     9, 2000.
(5)  This option vests in four equal installments, beginning June
     21, 2001.


     /s/ Michael A. Chowdry
**Signature of Reporting Person
     Date: October 2, 2000

**Intentional misstatements of omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

HH:748390vl